Sol Strategies Announces Successful Completion of Laine Validator Acquisition

Toronto, Ontario--(Newsfile Corp. - March 17, 2025) - Sol Strategies Inc. (CSE: HODL) (OTCQX: CYFRF) ("Sol Strategies" or the "Company", formerly, "Cypherpunk Holdings Inc"), a publicly traded Canadian company actively investing in, supporting, and providing infrastructure for the Solana blockchain ecosystem, is pleased to announce that on March 17, 2025, it completed the acquisition of three validators, including the Laine validator, as well as stakewiz.com (the "Acquisition"), as previously disclosed in the Company's March 10, 2025 news release.

The integration of Laine's validator network and Stakewiz.com significantly strengthens Sol Strategies' position as a leading institutional staking solutions provider within the Solana ecosystem. By incorporating stakewiz.com's validator dashboard, Sol Strategies enhances transparency, analytics, and convenience for delegators, ensuring a seamless staking experience.

Additionally, the appointment of Michael Hubbard as Chief Strategy Officer further elevates Sol Strategies' executive leadership team, bringing deep industry expertise to drive the company's strategic growth initiatives. His leadership is expected to foster high-value partnerships, accelerate innovation, and reinforce Sol Strategies' standing as a premier institutional staking provider within the Solana ecosystem.

Validator Operations Update

As of March 15, 2025, Sol Strategies has increased its total staked SOL to 3,351,617 SOL (CAD $649,308,761 million) across its validator operations, from 1,653,752 SOL on March 3, 2025, an approximately 102% increase in total staked SOL since that date. The Company now manages staked SOL across its Solana validators as follows:

  1,505,399 SOL (CAD $291,640,948) on the newly acquired Laine validator;

  690,571 SOL (CAD $133,784,319) on Sol Strategies' Cogent Crypto validator;

  682,488 SOL (CAD $291,640,948) on Sol Strategies' Orangefin Ventures validator; and

  473,159 SOL (CAD $91,655,093) on Sol Strategies' proprietary validator,

of which 264,275 SOL is delegated by the Company.

The above Canadian dollar (CAD) amounts are based on prices and foreign exchange rates quoted by Coinbase (https://www.coinbase.com/converter/sol/cad) as of 9:18 AM ET on March 15, 2025.

Acquisition Terms

The Acquisition will be completed for a purchase price of CAD $35 million payable through a combination of cash and Sol Strategies common shares and warrants. Pursuant to the terms of the definitive agreement, Sol Strategies will acquire a 100% ownership interest in the Validators and all ancillary rights and assets required for their management (the "Purchased Assets").

Total consideration for the Purchased Assets includes:

  CAD $5 million in cash (paid on closing):

  5 million common shares of Sol Strategies issued at closing at a price of $3.00 per share

  An additional 5 million common shares to be issued on the one-year anniversary of the closing date at a price of $3.00 per share

  4.5 million common share purchase warrants (the "Warrants"), each exercisable into one common share at an exercise price of $2.98 per Common Share, vesting monthly over a 36-month period, each Warrant exercisable for a period of 3 years from vesting

The common shares issued as consideration for the Acquisition, including the common shares issuable upon exercise of the Warrants, will be subject to a statutory four-month lock-up provision upon issuance.

Leah Wald, CEO of Sol Strategies stated, "This acquisition represents a pivotal step forward for Sol Strategies, enhancing our business across three critical dimensions. The integration of Laine's validator assets significantly scales our staking infrastructure and solidifies our position as a leader in institutional staking. Stakewiz.com brings unparalleled transparency and engagement tools, setting a new standard for the customer experience in staking analytics. And with the addition of Michael Hubbard-an industry veteran with deep expertise in the Solana ecosystem-our leadership team gains a seasoned innovator who will help navigate emerging opportunities and drive strategic expansion in this rapidly evolving space. Together, these advancements propel Sol Strategies to new heights in staking infrastructure and innovation."

About Sol Strategies

Sol Strategies Inc. (CSE: HODL) is a publicly traded Canadian company actively investing in and providing infrastructure for the Solana blockchain ecosystem. The Company focuses on validator operations, staking rewards, and strategic investments in Solana-based projects, enabling shareholders to participate in the decentralized finance and blockchain infrastructure landscape. For more information, visit www.solstrategies.io.

A copy of this news release and all related material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to (i) the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, (ii) expectations regarding the characteristics, value drivers, and anticipated benefits of the Acquisition and the appointment of a new Chief Strategy Officer, (iii) expectations regarding the Company's future development opportunities in connection with the Acquisition, and (iv) the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding completion of the Acquisition and its intended impact on the Company, the Company's future investing plans and staking plans. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

Sol Strategies is an independent organization in the Solana ecosystem. Sol Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with Sol Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by Sol Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

Investor Contact:

ICR

John Ragozzino, CFA
solstrategies@icrinc.com
Tel: 203-682-8284

Company Contact:

Doug Harris

Chief Financial Officer
doug@solstrategies.io
Tel: 416-480-2488

Source: Sol Strategies Inc.

SOURCE: Sol Strategies Inc.

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